LEADING BRANDS, INC.
(the “Company”)

Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 (Canada) Continuous Disclosure Obligations, the Company hereby advises of the results of the voting on the matters submitted to the Annual General Meeting of shareholders of the Company held on Wednesday, June 22, 2016. At the Meeting, the shareholders were asked to consider certain matters outlined in the Notice of Annual General Meeting and Information Circular dated May 11, 2016.

The matters voted upon at the Meeting and the results of the voting were as follows:

		For	Against	Withheld /	Not Voted
				Abstain

1.	Elect as Directors:
	Ralph D. McRae	943,677	0	584,970	885,990
	Darryl Eddy	1,039,094	0	479,553	885,990

2.	Appointment of BDO	1,765,199	0	639,438	0
	Dunwoody LLP as auditors
	of the Company and
	authorizing Directors to fix
	their remuneration

Dated this 22nd day of June 2016

LEADING BRANDS, INC.

Per: “Marilyn Kerzner”
Director of Corporate Affairs